Exhibit 12.1
AGCO CORPORATION
STATEMENT REGARDING COMPUTATION OF EARNINGS TO FIXED CHARGES
(IN MILLIONS, EXCEPT RATIO DATA)

						Nine Months Ended
	Years Ended December 31,					September 30,
	2001	2002	2003	2004	2005	2005	2006
FIXED CHARGES COMPUTATION:
Interest expense	$65.5	$63.6	$65.3	$79.2	$88.8	$71.0	$48.9
Interest component of rent expense (a)	5.7	7.4	7.7	12.0	13.3	9.4	8.6
Proportionate share of fixed charges of 50% — owned affiliates	1.5	1.2	0.6	0.1	0.1	0.1	0.1
Amortization of debt costs	6.6	3.1	5.4	13.2	7.2	6.2	3.2

Total fixed charges	$79.3	$75.3	$79.0	$104.5	$109.4	$86.7	60.8

EARNINGS COMPUTATION:
Income before income taxes, equity in net earnings of affiliates and cumulative effect of a change in accounting principle plus dividends received from affiliates	$29.4	$36.9	$114.8	$238.9	$168.2	$131.3	$102.4
Fixed Charges	79.3	75.3	79.0	104.5	109.4	86.7	60.8

Total earnings	$108.7	$112.2	$193.8	$343.4	$277.6	$218.0	163.2

Ratio of earnings to fixed charges	1.4:1	1.5:1	2.5:1	3.3:1	2.5:1	2.5:1	2.7:1

(a)	The interest factor was calculated to be one-third of rental expenses and is considered to be a representative interest factor.